

genomics

—

Understanding the complexity of individual health.

Healing the world through objective data science.

Highlights

1) Diseases and treatments affect everyone differently

   Underlying relationships are too complex to understand

   Curo46's AI system discovers these relationships, revolutionizing our understanding of each individual's health risks for disease and potential side effects for treatments

2) Curo46's health/medical records interface allows people to gain control over their own health and medical history and who gets access to it

   Provide or remove access to any health care professional whenever you choose

3) Secure position of our technology with multiple pending patents

4) Proven technical and commercial expertise

5) Existing government and military contracts

The problem

Illnesses and pandemics occur more frequently than ever before

History of disease outbreaks



1852-1860	1889-1890	1910-1911	1918	1957	1968	2005-2012	2009	2014-2016	2020-2021	???
Cholera *(1 million)*	H3N8 Russian Flu *(1 million)*	Cholera *(800,000)*	H1N1 Spanish Flu *(50 million)*	H2N2 Asian Flu *(2 million)*	H3N2 Hong Kong Flu *(1 million)*	Aids *(36 million)*	H1N1 Swine Flu *(575,000)*	Ebola *(11,000)*	COVID-19	The Future

The problem

Complex dependancies and multiple systems

- Relationships leading to an individual's illness susceptibility or treatment success are not understood

- Medical information is not shared easily, is often incomplete, and does not include environmental or hereditary influences

- Records are not designed to be properly anonymized to protect individuals while allowing researchers to analyze data

genomics

The solution

An Artificial Intelligence platform using genetics and medical history to predict:

- the likelihood of someone is susceptible to a particular illness

- what symptoms are most likely to be

- what preventative measures work

- which treatment regimes will have the most potential success

The solution

- Protect Yourself – know if you need protection

- Reduce Risk – identified effective preventative measures

- Prioritize Treatments – Start with the most the most effective treatments

- Optimize Health – know what works best for your genetics

- Knowledge is Power – Informed decisions through objective data science

genomics

How are we different?

- Individuals control who gets access to their data

- 100% anonymized – no privacy concerns

- Most comprehensive medical and health history ever:
  - all medical and health professionals
  - DNA and Genetic Testing
  - environmental/locational impact
  - health and diet
  - wearables and health tracking devices

- Determine complex relationships for risk using patented AI processes


CARDIOVASCULAR
Is there any history of cardiac infarction (coronary thrombosis), any
persisting anginal pain, or any current need of treatment for anginal pain?
Is there any other evidence, including ECG, of ischaemic heart disease?
genomics

Market Overview
General Consumers & EMR

Curo46 Health Suite ✚ Electronic Medical Records (EMR)

Provide consumers control of their own health data, AI driven insights and risk scores
EMR interfaces for hospitals, health and medical professionals

- $10/user per month
- Health App users: 69 million (U.S.) - 1 billion (worldwide)
- Wearables users: 40 million (U.S.) - 600 million (worldwide)

<u>Electronic Medical Records Market</u>

EMR Interfaces for hospitals, health and medical professionals

- $28.4 billion (2020 estimate)

Market Overview
Targeted Treatments

Curo46 Risk Scores  Pharma & Medical Treatment Impact

Individual tailored treatments to reduce risks, side effects, and provide better results

Adverse Drug Reactions (ADRs)

- 2.5 million serious reactions /year (U.S.)
- 110 thousand deaths/year (U.S.)

Opioid Crisis

- $9 billion in grants to fight opioids/year (U.S.)
- $2 billion spend on misuse opioids/year (U.S.)
- 10.5 million addicted/year (U.S.)
- 47 thousand deaths/year (U.S.)

Market Overview
Pandemic Impacts

Curo46 Risk Scores  Pandemic Resource & Subsidy Management

Better models accounting for population genetic susceptibility
Targeted funding, support, treatments and immunization to high-risk individuals

Covid-19 Medical Impacts

- 86 million cases, 1.8 million deaths (worldwide)

Covid-19 Worldwide Social Economic Impacts

- 200 million more people living in extreme poverty
- 1.5 billion students out of school

Covid-19 Government Funding

- $10 trillion (worldwide), $3.4 trillion (U.S.)

Covid-19 Worldwide Industry Impacts

- $12 trillion total economic losses
- $60 billion losses for sports

Market Overview
Health Insurance

Curo46 Health Suite		Life & Medical Insurance Risk Models

Improve health and reduce treatment costs of employees using Curo46 Health Suite
Better risk models over current statistical methods, including availability for self-insured plans

- $3.6 trillion medical insurance market (worldwide)

- $1 trillion medical insurance market (U.S.)

- 94 million of 156 million employees (60%) of employees are covered by a self-funded plan (U.S)

genomics

GGI Platform – Curo46 Dashboard







UNLOCK SO MUCH MORE WITH CURO46 PREMIUM. SIGN UP TODAY AND GET STARTED.
Hi Joe, how are you feeling today?
Happy
Normal
Upset
Stressed
78
Your Run Score
View in-depth analysis in the COVID-19 section
Refer a friend!
Receive a 50% discount by sharing with 10 people!
Your health condition
Based on the information you have given us
This month
54%
Your medication
Fish oil supplement
Take two | 9:00AM daily
Vitamin D
Take one | 9:00AM daily
Vitamin B12
Take one | 10:00AM weekly

The **holistic** approach for your health solutions.

GGI Platform – Curo46 Mobile





Run Score
Risk Under Normalcy

Online health data
Access your own medical data, while anonymously providing the data for our GeneSuiteX AI



Hello,
Chantelle
RISK SCORE
2.8 /10
Open
CURRENT RISK LEVEL
Medium
What does this mean? Head to www.curo46.com to find out more.
COMMUNITY
Discover how you can help
Share the online survey

QR Code
Share your Medical Information with any Health Provider

Risk Details
What is the potential impact of exposure to COVID-19 or other disease?



Hello,
Chantelle
Discover how you can help

GGI Platform – Current State



Inputs
DNA Tests
Demographic Data
Symptoms
Drugs and Supplements
Data Collection - Online Survey
Process
Data Standardization
Data Validation
Artificial Intelligence / Machine Learning
Model(s)
Outputs
Risk Assessment
Individualized score providing insight to the severity of symptoms if the person contracted COVID-19.
Recommendations
Governments and Insurance Industries
Curo46's patented Survivability Assessments optimize vaccine distribution and administration process by deploying AI/ML integrating individualized risk factors so delivery reaches people based on needs.

GGI Platform – Future State



Inputs
Demographic Data
DNA Tests
Health & Fitness (Wearables)
Medical Device Scans
Symptoms
Drugs and Supplements
Blood Tests
Purchases & Shopping History
Other
Data Collection - Cloud Services
Process
Data Standardization
Data Validation
Artificial Intelligence / Machine Learning
Model(s)
Outputs
Correlations and influencing Factors
Discover individualized health influences (diet, supplements, etc) that affect health and provide preventative measures for disease and illness
Risk Assessments
Individualized risks for different illnesses and severity of symptoms
Treatment Success Evaluations
Determine individual potential for side effects and likelihood of success for different treatment strategies
Predicting Mortality
More accurate and individualized potential health issues and potential life expectancy
Mass Exposure Models
More accurate dispersion models that account for genetics of populations and localized severity risks
Recommendations and Advice
User Interface
Insurance Industries, Governments, Corporations, Individual Assessments

Customized interfaces

Need something specific for your customers or employees?

- Completely customizable with unlimited possibilities
- Curo46 Integrations, understand your employee's risk profiles
- Integration with existing messaging and social media

- Fully Anonymized Data
- Risk assessments
- Safe, anonymized self-reporting for sick employees, notifications to departments with positive test cases
- Community & support networks



AJ – President



Warren – SVP Engineering



Caleb – SVP Legal



Shelly – Advisor & BD





Marcus – Advisor & BD



Nick – Customer Relations



Kelly – Marketing & Sales



Subhayan – AI/Tech Advisor

Our Kids – Quality Assurance and Team Motivation



Riley – Software Lead



Rachel – UX and Media



Ashish – Software Dev



Trent – ML/AI

Our Team



GGI founders

General Genomics Inc. was founded by dads with extensive scientific and engineering expertise whose kids just want to go back to school. As the founders of General Genomics, they combine expertise in several disciplines.



AJ Rosenthal

AJ is a California native, who is a big picture problem solver. He is a veteran of the US Navy and served his country from 1999-2007. AJ holds a BS in Nuclear Engineering Technologies and an MBA in finance. He spent the last 20 plus years of his career in various engineering and business development roles. AJ is an innovator and commercializer, with a track record of successfully bringing new products to market



Caleb Stuart

Caleb Stuart is a trial attorney with experience in corporate law & litigation. After obtaining a Juris Doctorate at SMU Dedman School of Law and serving four years in the United States Marine Corps, Caleb Stuart joined Thompson Coe in the firm's original and largest office in Dallas, Texas. He brings a wealth of expertise with his vast knowledge of corporate law and patents to General Genomics.



Warren Gieck

Warren pursued his dream of becoming a Robotics and Software Engineer. Warren developed robotics for were for the Canadian Space Agency, the Canadian Military, the RCMP, and Environment Canada. As part of GE's Calgary Customer Innovation Centre, Warren was responsible for optimization and automation initiatives and led the artificial intelligence development team.

GGI Patents

SUSCEPTIBILITY TO ILLNESSES (VIRUSES, BACTERIAL INFECTIONS, CANCERS) BASED ON GENETIC MARKERS

SURVIVABILITY OF ILLNESSES (VIRUSES, BACTERIAL INFECTIONS, CANCERS) BASED ON GENETIC MARKERS WITH CORRELATION TO TREATMENT STRATEGIES

USING DATA SCIENCE FOR THE DETERMINATION OF SAFETY PROCEDURES AND EQUIPMENT EFFECTIVENESS FOR THE PREVENTION AND SPREAD OF COVID-19 AND OTHER PANDEMICS IN BUSINESSES AND FACILITIES

Note: 20+ patents in development

GGI Platform Overview

genomics



Phase 1
Curo46 Models
Curo46 Health System
Electronic Health Records ("EHR")
Electronic Medical Records ("EMR")
Medical History
Treatments
Tests and Scans
Entry is from/for doctors, nurses and technicians
Diagnosis
Digitized Records typically on a facility basis
EMR system on private or public secure cloud for sharing between medical facilities
Full Access, Control and Entry from Users (patients)
Family connectivity and history
genetics/DNA
Illness Susceptibility and Severity Models
Phase 3
Illness Resource Management
Location/Environmental Impact
Can be accessed, shared anywhere around the world
anonymized, only user can connect personal information to medical data
Phase 4
User can send medical and health files to facility/practitioner of their choice
Cross-Disciplinary, share/Input from alternative healers, dentists, chiropractors, massage therapists, sports therapists, psychiatrists, nutritionists and more
Supplements
Food/Diet
Phase 5
Pharma & Medical Treatment Effectiveness
Phase 2
Shopping History
Activity/exercise
Loads health data from smart devices, including smart watches, cell phones, scales, etc.
Phase 6
Life and Medical Insurance Risks - for Insurance companies and self insured businesses
Phase 7
anonymized data also allows for third party research and data science
GGI - Custom research and data science

This presentation is confidential and contains proprietary information, do not share without express permission of General Genomics Inc.

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